Free Writing Prospectus	Filed Pursuant to Rule 433
(To Prospectus dated November 15, 2010 and	Registration No. 333-155078
Preliminary Prospectus Supplement Dated November 15, 2010)	November 16, 2010

TELEPHONE AND DATA SYSTEMS, INC.

6.875% Senior Notes due 2059

Pricing Term Sheet

Issuer:	Telephone and Data Systems, Inc.

Security:	6.875% Senior Notes due 2059

Principal Amount:	$200,000,000

Over-Allotment Option:

The underwriters may purchase up to an additional $30,000,000 principal amount of notes, at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement to cover over-allotments, if any.

Denominations:	$25 and integral multiples thereof

Trade Date:	November 16, 2010

Settlement Date:	November 23, 2010 (T+5)

Maturity Date:	November 15, 2059

Coupon:	6.875%

Interest Payment Dates:	February 15, May 15, August 15 and November 15, commencing February 15, 2011

Price to Public:	$25 per note

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at any time on and after November 15, 2015 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

Listing:	The Issuer intends to list the Notes on the New York Stock Exchange and expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP/ISIN:	879433 845 / US8794338454

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Rating Services
BBB by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC
BNY Mellon Capital Markets, LLC
Comerica Securities, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or email dg.prospectus_requests@baml.com; or UBS Securities LLC toll-free at 1-877-827-6444; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or email prospectus.specialrequests@wachovia.com.